Issuer Free Writing Prospectus, dated April 3, 2013

Filed pursuant to Rule 433 under the Securities Act of 1933

Supplementing the Preliminary Prospectus, dated April 3, 2013

Registration Statement No. 333-178130

$300,000,000

Toll Brothers Finance Corp.

4.375% Senior Notes due 2023

Guaranteed on a Senior Basis by

Toll Brothers, Inc.

and Certain of its Subsidiaries

Pricing Term Sheet

Issuer:	Toll Brothers Finance Corp.
Security:	4.375% Senior Notes due April 15, 2023
Size:	$300,000,000
Net Proceeds to Issuer Before Expenses:	$298,050,000
Maturity:	April 15, 2023
Coupon:	4.375%
Public Offering Price:	100.000% of the Principal Amount
Yield to Maturity:	4.375%
Benchmark:	UST 2.000% due February 15, 2023
Benchmark Price:	101-22
Benchmark Yield:	1.812%
Re-offer Spread:	256 bps
Optional Redemption:	Make-whole call at T + 50 bps prior to January 15, 2023, plus accrued and unpaid interest. On or after January 15, 2023, redeemable at par, plus accrued and unpaid interest.
Interest Payment Dates:	April 15 and October 15, commencing October 15, 2013
Trade Date:	April 3, 2013
Settlement:	T+5; April 10, 2013
Ratings:	Ba1 (stable)
BB+ (stable)
BBB- (stable)
CUSIP:	88947EAN0
ISIN:	US88947EAN04
Joint Book-Running Managers:	Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
RBS Securities Inc.
SunTrust Robinson Humphrey, Inc.

Co-Managers:	PNC Capital Markets LLC
Capital One Southcoast, Inc.
BMO Capital Markets Corp.
Comerica Securities, Inc.
SMBC Nikko Capital Markets Limited
Wells Fargo Securities, LLC
U.S. Bancorp Investments, Inc.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-800-831-9146, Deutsche Bank Securities Inc. toll free at 1-800-503-4611, RBS Securities Inc. at 1-866-884-2071 or SunTrust Robinson Humphrey, Inc. toll free at 1-800-685-4786.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or other email system.

2